Baker Hughes Incorporated

2929 Allen Parkway, Suite 2100
Houston, Texas 77019
P.O. Box 4740
Houston, Texas 77210-4740
VIA EDGAR
February 17, 2009
H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010

Re:	Baker Hughes Incorporated
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 21, 2008
Schedule 14A Filed March 5, 2008
File No. 001-09397
Dear Mr. Schwall:
     We are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated February 6, 2009, which was received by Baker Hughes Incorporated (the “Company”, “we”, “us” or “our”) regarding the filings listed above. Our response repeats the caption and comments contained in the Staff’s February 6, 2009 letter in italics for your reference.
Form 10-K for Fiscal Year Ended December 31, 2007
General
1.	We note your response to comment number one in our letter dated November 7, 2008. Please clarify for us whether the goods and associated services sold to Syria by your non-U.S. subsidiaries have military uses. If they have such uses, please tell us those uses and advise us whether, to the best of your knowledge, understanding and belief, any of the goods and services are put to military use by

Syria. Please also discuss the impact, if any, this has upon your materiality analysis.
     The goods and associated services sold to Syria by our non-U.S. subsidiaries are goods and services generally used in the oilfield industry and are not classified as military use. We are not aware of any military uses of these goods and associated services.
Schedule 14A Filed March 5, 2008
Annual Incentive Plan, page 18
General
2.	We note your response to prior comment 10. It does not appear that you have provided adequate support to justify the omission of EPS targets. Please disclose the targets or further elaborate on your analysis of competitive harm. Although you assert that disclosure of the targets will provide “useful insight into [y]our management’s assessment of highly competitive and volatile markets,” it appears that similar insight could be obtained from other sources of information that are already in the public domain. Please explain what distinguishes the EPS targets from those sources of information, making its disclosure competitively harmful to you.
     We note your comment and in future Proxy Statement filings containing compensation discussion and analysis, commencing with the Company’s Proxy Statement for its 2009 Annual Meeting of Stockholders, the Company will disclose its most recent past EPS target metric that was set for the purpose of annual bonuses together with the EPS achievement used for the purpose of calculating annual bonuses.
     The Company respectfully believes it has appropriately responded to the Staff’s comments contained in the Staff’s letter dated February 6, 2009. Please do not hesitate to call Sandy Alford, Corporate Secretary, at (713) 439-8673 of the Company with any questions or if we may provide the Staff with any additional information. We are pleased to visit with the Staff to clarify any questions. Thank you for your assistance.
Sincerely yours,

/s/Peter A. Ragauss
Peter A. Ragauss
Senior Vice President and
Chief Financial Officer
c:   Sandra E. Alford (Baker Hughes Incorporated)